Contact

www.linkedin.com/in/john-burke-097a8b25 (LinkedIn)

Top Skills

Chemical Engineering

Manufacturing Chemical Process Troubleshooting

Wastewater Treatment

John Burke

Executive Engineer

Painesville, Ohio, United States

Summary

John Burke has 50+ years' experience in metalworking manufacturing involving the balance of optimizing chemical usages while meeting strict environmental requirements. John is considered a subject matter expert in the treatment of oily wastewater, especially when those wastes involve complex surfactants and emulsifiers. He is the lead author for two chapters in the STLE book "Metalworking Fluids", Third ed. John has 10 U.S. patents and over 80 international patent filings. He has been an instructor for STLE's Metalworking Fluid Education Course for the past 25 years. John is a Certified Metalworking Fluid Specialist (CMFS). He received the P. M. Ku Award from STLE in 2006. John became a Fellow in STLE in 2011. John is an Associate Editor for the STLE Journal Tribology Transactions. John received the highest service award from the Independent lubricant Manufacturers Association (ILMA) in 2015. He received the Governor's Awards for waste minimization in the States of Ohio and Tennessee. John received an award from President George Bush at the White House in 1991 for advances in waste minimization.

Experience

Burke Chemical Metalworking Processes

Director Of Engineering

January 2021 - Present (2 years 8 months)

Cleveland, Ohio, United States

Quaker Houghton

Director Engineering Services

August 2019 - January 2021 (1 year 6 months)

Conshohocken, Pennsylvania, United States

Houghton International

Global Director of Engineering Services

November 2001 - August 2019 (17 years 10 months)

Valley Forge PA

Industrial Wastewater treatment, design, troublshooting, - especially oily wastewater

Metalworking Fluid recycling processes

Pure water systems, RO, DI

Systems integration for wastewater treatment and pure water

Eaton Corporation
Director of Environmental Engineering Services
January 1972 - November 2001 (29 years 11 months)

Global responsibility for assisting manufacturing facilities in achiving environmental compliance and setting long range environmental master plans

Education

University of Dayton
Chemical Engineering, Chemistry and Mathematics · (1967 - 1971)